SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Halliburton Company
(Name of Subject Company (Issuer))

Halliburton Company
(Name of Filing Person (Issuer and Offeror))

Common Stock, $2.50 Par Value
(Title of Class of Securities)

406216101
(CUSIP Number of Class of Securities)

Albert O. Cornelison, Jr.
Executive Vice President and General Counsel
Halliburton Company
1401 McKinney, Suite 2400
Houston, Texas 77010
Telephone (713) 759-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Darrell W. Taylor	Andrew M. Baker	John B. Tehan
Baker Botts L.L.P.	Baker Botts L.L.P.	Simpson Thacher & Bartlett LLP
910 Louisiana Street	2001 Ross Avenue	425 Lexington Avenue
Houston, Texas 77002-4995	Dallas, Texas 75201-2980	New York, New York 10017-3954
(713) 229-1234	(214) 953-6500	(212) 455-2000

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee
$3,039,401,070	$93,310

*	This valuation assumes the exchange of up to 135,627,000 shares of KBR, Inc. (“KBR”) common stock, par value $0.001 per share (“KBR common stock”), for shares of Halliburton Company common stock, par value $2.50 per share (“Halliburton common stock”). Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $22.41, the average of the high and low sale prices of KBR common stock, par value $0.001 per share, on The New York Stock Exchange on March 1, 2007 and (ii) 135,627,000, the maximum number of shares of KBR common stock to be exchanged in the exchange offer.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $93,310	Filing Party: KBR, Inc.
Form of Registration No.: Form S-4, Reg. No. 333-141027	Date Filed: March 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) initially filed with the SEC by Halliburton Company, a Delaware corporation (“Halliburton”), on March 2, 2007. The Schedule TO relates to the offer by Halliburton to exchange up to 135,627,000 shares of common stock, par value $0.001 per share (“KBR common stock”), of KBR, Inc., a Delaware corporation (“KBR”), in the aggregate, for shares of Halliburton common stock, par value $2.50 per share (“Halliburton common stock”), upon the terms and subject to the conditions set forth in the Prospectus — Offer to Exchange, dated March 2, 2007 (the “Prospectus — Offer to Exchange”) and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 12.	Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the exhibit referenced below.

Exhibit Number	Description

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer as updated at 4:30 p.m., New York City time, on March 6, 2007 (incorporated by reference to Halliburton’s Form 425 filing with the SEC on March 6, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLIBURTON COMPANY

By:	/s/ C. Christopher Gaut
Name:    C. Christopher Gaut

Title:	Executive Vice President and Chief Financial Officer

Dated: March 6, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)*	Prospectus — Offer to Exchange, dated March 2, 2007 (incorporated by reference to KBR’s Registration Statement on Form S-4 (File No. 333-141027) (the “KBR Registration Statement”)).

(a)(1)(ii)*	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the KBR Registration Statement).

(a)(1)(iii)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the KBR Registration Statement).

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the KBR Registration Statement).

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the KBR Registration Statement).

(a)(1)(vi)*	Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the KBR Registration Statement).

(a)(1)(vii)*	Correspondence to Halliburton stockholders whose shares are held through custodial accounts with Computershare or HBOS (incorporated by reference to Exhibit 99.6 to the KBR Registration Statement).

(a)(4)(i)*	Press release dated February 26, 2007 (incorporated by reference to Halliburton’s Form 425 filing with the SEC on February 26, 2007).

(a)(4)(ii)*	Prospectus — Offer to Exchange, dated March 2, 2007 (incorporated by reference to the KBR Registration Statement).

(a)(4)(iii)*	Press release dated March 2, 2007 announcing commencement of the Exchange Offer (incorporated by reference to Halliburton’s Form 425 filing with the SEC on March 2, 2007).

(a)(4)(iv)*	Text of the website that is being maintained in connection with the Exchange Offer as updated at 4:30 p.m., New York City time, on March 2, 2007 (incorporated by reference to Halliburton’s Form 425 filing with the SEC on March 2, 2007).

(a)(4)(v)*	Text of the website that is being maintained in connection with the Exchange Offer as updated at 4:30 p.m., New York City time, on March 5, 2007 (incorporated by reference to Halliburton’s Form 425 filing with the SEC on March 5, 2007).

(a)(4)(vi)**	Text of the website that is being maintained in connection with the Exchange Offer as updated at 4:30 p.m., New York City time, on March 6, 2007 (incorporated by reference to Halliburton’s Form 425 filing with the SEC on March 6, 2007).

(a)(5)(i)*	Letter to Halliburton employees dated March 2, 2007 containing information regarding the Exchange Offer (incorporated by reference to Halliburton’s Form 425 filing with the SEC on March 2, 2007).

(b)	None.

(d)	None.

(g)	None.

(h)(i)*	Opinion of Baker Botts L.L.P. (incorporated by reference to Exhibit 8.1 to the KBR Registration Statement).

*	Previously filed.

**	Filed with this Amendment.

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